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                                                                Exhibit 99(a)(6)


COMPANY PRESS RELEASE

COMPUTER ASSOCIATES TO ACQUIRE COMPUTER
MANAGEMENT SCIENCES, INC.

LEADING SERVICES FIRM TO AUGMENT CA GLOBAL PROFESSIONAL SERVICES PORTFOLIO

CASH TENDER OFFER VALUED AT $435 MILLION

ISLANDIA, N.Y.--(BUSINESS WIRE)--Feb. 8, 1999-- Computer Associates International, Inc. (CA) and Computer Management Sciences, Inc. (CMSI) have entered into a merger agreement for CA to acquire CMSI through a cash tender offer followed by a cash merger. A wholly-owned subsidiary of CA will offer to purchase all outstanding shares of CMSI's common stock (NASDAQ: CMSX - news) for $28 per share.

The merger has been unanimously approved by the boards of directors of both CA and CMSI. CA will fund the acquisition through cash balances and existing credit facilities.

The acquisition of CMSI, which custom-develops cutting-edge IT solutions for a Fortune 1000 client base and will become part of CA's Global Professional Services (GPS), reflects GPS' growth strategy of implementing leading-edge business solutions. The acquisition will accelerate the delivery of powerful new solutions built around CA's Unicenter TNG and Jasmine technologies into the upper echelons of the enterprise-wide distributed applications market space. CA will also expand CMSI's unique Systems Outsourcing Centers (SOC) worldwide.

The tender offer, which will commence shortly, will involve the offer to purchase an amount of shares such that, upon consummation, CA will own at least a majority of the outstanding shares. The offer will also be subject to other customary conditions.

CMSI specializes in Internet development, business process re-engineering, strategy planning, evolutionary downsizing, rapid application development, object-oriented databases, vendor software evaluation, and other key technology areas.

"Our partnership with CMSI extends our continuing strategy of building GPS through highly-focused acquisitions that complement CA's core competencies and that address the most critical requirements of today's global enterprise," said CA President and COO Sanjay Kumar. "CMSI's proven development methodologies and extensive experience with strategic re-engineering make them an ideal addition to GPS' already formidable technology and business resources."

"This is a very exciting time to be joining the CA family," said CMSI Chairman and Chief Executive Officer Jerry W. Davis. "Our two companies have an ideal fit in terms of technical strengths, business vision and corporate culture. We're especially enthusiastic about the

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 contributions this acquisition will allow us to make globally in high-growth areas such as Internet commerce applications and multimedia content delivery."

CMSI primarily addresses the information processing needs of Fortune 1000 companies and state and local governments through the creation, manipulation and integration of software applications, while simultaneously providing IT outsourcing, facilities management and maintenance of legacy and client/server computer systems. The company focuses on an IT middle market, comprised of engagement opportunities with project sizes ranging from $250,000 to $10 million. Clients include Coca-Cola, CSX Corporation, Kemper Financial Services, Lockheed Aeronautical Systems Company, Merrill Lynch and Wachovia Bank.

CMSI's national network of SOCs, which CA will expand internationally to include Europe, Asia, South America and other regions, are highly-secured systems development service centers equipped with advanced hardware and software to simulate almost any development environment. SOCs allows CMSI to maintain a repository of re-usable software applications, code strings and components that ultimately reduce the time and effort needed during the initial development phase of a project. Each SOC is networked to provide CMSI with the ability to staff projects from any SOC or branch location for concurrent development. Consultant/customer training centers provide complete staging capability to train users of newly-completed systems prior to deployment at customer sites.

The delivery of CMSI's IT services is supported by its proprietary Evolution Methodology, an integrated set of stages, tasks, work products, techniques, tools and project management guidelines that provide a standard approach for planning, development and maintenance.

"Merging with CA is clearly the best growth avenue for CMSI," said Harry C. Stonecipher, a member of the CMSI board and president of Boeing Corporation. "This is also an outstanding opportunity for CMSI people to apply their world-class talents to an even more exciting set of global business opportunities."

This marks the fourth in a series of acquisitions to broaden the capabilities of GPS. Formed last April in response to increased client demand for turnkey best-of-class solutions, GPS has been strengthened by CA's previous acquisitions of Realogic, Inc., LDA Systems, Inc. and Aventura Systems ASA.

CMSI's profit margin is one of the highest in the computer services industry. On January 25, the company reported year-end 1998 results with a 27 percent increase in total revenue to $90.2 million and a 34 percent jump in net income to $12.4 million.

All of CMSI's 900-plus employees will join CA, bringing the GPS workforce to over 3,000 professionals. CMSI (www.cmsx.com) is headquartered in Jacksonville, Florida and maintains branch offices and SOCs in strategic markets throughout the United States.

Certain CMSI shareholders, including Jerry W. Davis, CMSI Chairman and CEO, and Anthony V. Weight, CMSI Acting CEO and Corporate Secretary, and affiliated entities, have agreed to

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tender their shares, representing an aggregate of approximately 34 percent of the outstanding shares, to CA.

GPS, which will continue to grow organically and through acquisition, offers a broad spectrum of IT services in dozens of disciplines including infrastructure management, application development and integration, Y2K compliance services, asset management, deskside support, and end user productivity. Services range from consulting to implementation, to comprehensive outsourcing and facilities management. GPS is headquartered in Islandia, N.Y. and has offices in North and South America, Europe and the Far East. For more information on GPS, visit www.cai.com/gps/.

Computer Associates International, Inc. (NYSE: CA - news), the world leader in mission-critical business computing, provides software, support and integration services in more than 100 countries around the world. CA has more than 13,000 employees and had revenue of $5.1 billion in calendar year 1998.

For more information about CA, please call 516-342-5224 or email info@cai.com. CA's World Wide Web address is www.cai.com.

All referenced product names are trademarks of their respective companies.

Contact:

     Computer Associates International, Inc.
     Bob Gordon, CA public relations, (516) 342-2391 or bobg@cai.com
     Doug Robinson, CA investor relations, (516) 342-2745 or dougr@cai.com
                or
     Computer Management Sciences, Inc.
     Don White, CMSI public relations, (904) 737-8955 x2229 or DonW@cmsx.com
     Hunter Blankenbaker, CMSI investor relations,
     (904) 737-8955 x2236 or Hunter.Blankenbaker@cmsx.com